FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                For the month of March 1, 2007 to March 31, 2007



                          CITYVIEW CORPORATION LIMITED
                              SEC File No. 00028794


             Level 9, 28 The Esplanade, Perth Western Australia 6000



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F).

                    Form 20-F.......v...Form 40-F............

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes.......................No....................

    (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.......................

                                    SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                          CITYVIEW CORPORATION LIMITED
                                  (Registrant)





Dated: April 20, 2007




/s/ P M Smyth
.........................................
(Signed by)
 P M SMYTH
Chief Executive

               LIST OF AUSTRALIAN STOCK EXCHANGE ("ASX") DOCUMENTS


                For the month of March 1, 2007 to March 31, 2007


677      Longonjo: 27 Prospects Identified
678      Indonesian Joint Venture : LPG Production
679      Angola Oil Concessions

                                                                        CityView
                                                             Corporation Limited

                                                                 ACN 009 235 634

                                                       Level 9, 28 The Esplanade
                                                                           Perth
                                                          Western Australia 6000
                                                                     PO Box 5643
                                                             St George's Terrace
                                                                           Perth
                                                          Western Australia 6831
                                                     Telephone: (61-8) 9226 4788
                                                     Facsimile: (61-8) 9226 4799
                                                    Email: info@cityviewcorp.com
                                                       Web: www.cityviewcorp.com



March 1, 2007

The Manager
Company Announcements Office
Australian Securities Exchange Limited
Level 4
Exchange Centre
20 Bridge Street
SYDNEY   NSW 2000


                        LONGONJO: 27 PROSPECTS IDENTIFIED

Murphy Geological Services (MGS) of Cork, Ireland have recently completed a structural interpretation of satellite imagery for the Longonjo licence, Angola in order to identify major fault orientations that may represent important frameworks for mineral deposition.

The process used by MGS involved the acquisition of one Landsat ETM+ image for the Longonjo licence. This image was then processed and interpreted to define the structural framework of the district and to identify exploration targets.

We are pleased to report that three major structural orientations have been identified across the licence; WNW-ESE, ENE/NE, NNE-SSW. These are major structures, and were probably formed due to re-activation of a pre-existing basement trend.

The principal fault zone orientations appear to be parallel to the Lucapa Graben, and probably relate to its formation. A number of important shears have been recognised along meta-sedimentary / granite-gneiss contacts, as well as inflections on major shears which may be important in localising mineralization.

A total of 27 exploration targets have been identified across the licence. As well as the known prospects at Catabola and the Longonjo Carbonatite, these include previously unidentified major shears which may have potential for gold mineralization.

                                                                        CityView
                                                             Corporation Limited

                                                                 ACN 009 235 634

                                                       Level 9, 28 The Esplanade
                                                                           Perth
                                                          Western Australia 6000
                                                                     PO Box 5643
                                                             St George's Terrace
                                                                           Perth
                                                          Western Australia 6831
                                                     Telephone: (61-8) 9226 4788
                                                     Facsimile: (61-8) 9226 4799
                                                    Email: info@cityviewcorp.com
                                                       Web: www.cityviewcorp.com



March 15, 2007


The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4
Exchange Centre
20 Bridge Street
                                SYDNEY NSW 2000



                    INDONESIAN JOINT VENTURE: LPG PRODUCTION


CityView is pleased to announce that it has concluded an agreement with PT Mitra Energy Development, an Indonesian company, to produce liquefied petroleum gas ("lpg") in Indonesia. Demand for lpg is strong as the country is changing from kerosene to lpg. CityView will be assisted in this proposed venture by Quest Energy Middle East Limited which has, through its associates, considerable experience in lpg production.

The first step will be to form an Indonesian operating company which will negotiate with Pertamina for access to a gas supply.

                                                                        CityView
                                                             Corporation Limited

                                                                 ACN 009 235 634

                                                       Level 9, 28 The Esplanade
                                                                           Perth
                                                          Western Australia 6000
                                                                     PO Box 5643
                                                             St George's Terrace
                                                                           Perth
                                                          Western Australia 6831
                                                     Telephone: (61-8) 9226 4788
                                                     Facsimile: (61-8) 9226 4799
                                                    Email: info@cityviewcorp.com
                                                       Web: www.cityviewcorp.com


March 19, 2007


The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4
Exchange Centre
20 Bridge Street
                                SYDNEY NSW 2000



                             ANGOLA OIL CONCESSIONS

CityView Corporation Limited advises that it has been requested to send its representatives to Angola to finalise the terms of the Joint Venture with Nexoil Corporation SARL on its proposed onshore oil concessions. These concession areas lie respectively adjacent to the north and south of the Kwanza River in the Kwanza Basin.

In addition, CityView has been advised that during this visit, discussions will also take place with another local Angolan company holding offshore oil interests with a view to CityView's participation in several off-shore blocks.

  INFORMATION SUPPLIED TO AUSTRALIAN SECURITIES INVESTMENT COMMISSION ("ASIC")


                For the month of March 1, 2007 to March 31, 2007



               PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION